EXHIBIT 99.1

Equinox Gold to Announce 2022 Financial and Operating Results and 2023 Guidance on February 21, 2023

VANCOUVER, BC, Feb. 8, 2023 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) will announce its audited financial and operating results for the fourth quarter and fiscal year ended December 31, 2022, along with its 2023 production and cost guidance, on Tuesday, February 21, 2023, after market close.

The Company will host a live conference call and webcast the following morning on Wednesday, February 22, 2023, commencing at 7:30 am PT (10:30 am ET).

Conference call
Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast
www.equinoxgold.com

The webcast will be archived on Equinox Gold's website until August 22, 2023.

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer
Rhylin Bailie, Vice President Investor Relations
Tel: +1 604-558-0560
Email: ir@equinoxgold.com

View original content:https://www.prnewswire.com/news-releases/equinox-gold-to-announce-2022-financial-and-operating-results-and-2023-guidance-on-february-21-2023-301742245.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2023/08/c5675.html

%CIK: 0001756607

CO: Equinox Gold Corp.

CNW 13:01e 08-FEB-23